UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BeyondSpring Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G10830100

(CUSIP Number)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10830100

(1)	Names of reporting persons NPBSIPO Liquidating Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,112,963 (1)
(6) Shared voting power 0
(7) Sole dispositive power 2,112,963 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,112,963 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11)	Percent of class represented by amount in Row (9) 9.73%
(12)	Type of reporting person (see instructions) 00

(1)	BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust (the “Trust”). Mr. Kobi Sethna has sole discretion with respect to voting and investment power over the shares owned by the Trust, and to execute this document on behalf of the Trust. The Trust has agreed that, subject to specified limited exceptions, prior to September 4, 2017, it will not, without the prior written consent of Rodman & Renshaw, the underwriter for the issuer’s initial public offering, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the issuer’s capital stock or any securities convertible into, or exercisable or exchangeable for, the issuer’s capital stock. Rodman & Renshaw may in its sole discretion release any of the securities subject to these lock-up agreements at any time.

CUSIP No. G10830100

(1)	Names of reporting persons BSIPO Trustee MGR LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,112,963 (1)
(6) Shared voting power 0
(7) Sole dispositive power 2,112,963 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,112,963 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11)	Percent of class represented by amount in Row (9) 9.73%
(12)	Type of reporting person (see instructions) 00

(1)	BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust (the “Trust”). Mr. Kobi Sethna has sole discretion with respect to voting and investment power over the shares owned by the Trust, and to execute this document on behalf of the Trust. The Trust has agreed that, subject to specified limited exceptions, prior to September 4, 2017, it will not, without the prior written consent of Rodman & Renshaw, the underwriter for the issuer’s initial public offering, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the issuer’s capital stock or any securities convertible into, or exercisable or exchangeable for, the issuer’s capital stock. Rodman & Renshaw may in its sole discretion release any of the securities subject to these lock-up agreements at any time.

CUSIP No. G10830100

(1)	Names of reporting persons Kobi Sethna
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,112,963 (1)
(6) Shared voting power 0
(7) Sole dispositive power 2,112,963 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,112,963 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11)	Percent of class represented by amount in Row (9) 9.73%
(12)	Type of reporting person (see instructions) IN

(1)	BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust (the “Trust”). Mr. Kobi Sethna has sole discretion with respect to voting and investment power over the shares owned by the Trust, and to execute this document on behalf of the Trust. The Trust has agreed that, subject to specified limited exceptions, prior to September 4, 2017, it will not, without the prior written consent of Rodman & Renshaw, the underwriter for the issuer’s initial public offering, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the issuer’s capital stock or any securities convertible into, or exercisable or exchangeable for, the issuer’s capital stock. Rodman & Renshaw may in its sole discretion release any of the securities subject to these lock-up agreements at any time.

CUSIP No. G10830100

Item 1.	(a)	Name of issuer:

BeyondSpring Inc.

	(b)	Address of issuer’s principal executive offices:

28 Liberty Street, 39th Floor
New York, NY 10005

Item 2.	(a)	Name of person filing:

NPBSIPO Liquidating Trust. BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust. Mr. Kobi Sethna has sole discretion with respect to voting and investment power over the shares owned by NPBSIPO Liquidating Trust, and to execute this document on behalf of the Trust.

BSIPO Trustee MGR LLC

Mr. Kobi Sethna

	(b)	Address of principal business office or, if none, residence:

c/o BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, NY 10005

	(c)	Citizenship:

NPBSIPO Liquidating Trust: United States of America
BSIPO Trustee MGR LLC: United States of America
Mr. Kobi Sethna: United States of America

	(d)	Title of class of securities:

Ordinary Shares

	(e)	CUSIP No.: G10830100

Item 3.

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,112,963 (1)

(b)	Percent of class: 9.73% (based on 21,707,925 shares reported as outstanding as of March 31, 2017)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,112,963 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,112,963 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1) BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust (the “Trust”). Mr. Kobi Sethna has sole discretion with respect to voting and investment power over the shares owned by the Trust, and to execute this document on behalf of the Trust. The Trust has agreed that, subject to specified limited exceptions, prior to September 4, 2017, it will not, without the prior written consent of Rodman & Renshaw, the underwriter for the issuer’s initial public offering, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of the issuer’s capital stock or any securities convertible into, or exercisable or exchangeable for, the issuer’s capital stock. Rodman & Renshaw may in its sole discretion release any of the securities subject to these lock-up agreements at any time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2017

NPBSIPO LIQUIDATING TRUST

By:	/s/ Kobi Sethna
Name: Kobi Sethna
Title: Authorized Signatory

BSIPO TRUSTEE MGR LLC, as Administrative Trustee

By:	/s/ Kobi Sethna
Name: Kobi Sethna
Title: Authorized Signatory

/s/ Kobi Sethna
Kobi Sethna